SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010
_________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	English translation of letter to the Buenos Aires Stock Exchange dated April 29, 2010 regarding Accounting Standards Implementation Plan

Telefónica de Argentina S.A. Buenos Aires, April 29th, 2010

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Accounting Standards Implementation Plan

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Buenos Aires Stock Exchange Listing Regulation.

In this regard, please be informed that, at its meeting held yesterday, the Company’s Board approved the Implementation Plan for the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for the preparation and filing of financial statements under the terms of General Resolution No. 562/09 of the Comisión Nacional de Valores.

Moreover, the appointment of the Accounting and Administration Director, Mr. Alvaro Ignacio Parisi as coordinator/person in charge of the new accounting standards adoption process was also approved in that Board's Meeting.

Yours sincerely,

/s/ Pablo Llauró

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	April 29, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel